UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Urban Outfitters, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

917047102

(CUSIP Number)

October 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 917047102	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Harry S. Cherken, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,033
	8	SHARED VOTING POWER 7,862,899
	9	SOLE DISPOSITIVE POWER 712,800
	10	SHARED DISPOSITIVE POWER 8,020,132
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,732,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8.9% (based on 97,976,815 Common Shares outstanding as of January 31, 2020, as provided by the issuer, plus 120,000 Common Shares subject to presently exercisable options)

14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 917047102	13D	Page 3 of 6 Pages

Item 1.

This Statement relates to the Common Shares, par value $ .0001 per share (the “Common Shares”), of Urban Outfitters, Inc., a Pennsylvania corporation (the “Company”). The Company’s principal executive offices are located at 5000 Broad Street, Philadelphia, PA 19112.

Item 2.

(a)	Name of Person Filing.

Harry S. Cherken, Jr.

(b)	Address of Principal Business Office or, if none, Residence.

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

(c)	Harry S. Cherken, Jr. (“Mr. Cherken”), is an attorney and Senior Counsel at Faegre Drinker Biddle & Reath LLP, and conducts his employment at the address above.

(d)	Mr. Cherken has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Cherken has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws.

(f)	Mr. Cherken is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 3, 2019, Mr. Cherken acquired beneficial ownership of 2,130,800 Common Shares as an annuity payment from a Grantor Retained Annuity Trust to a trust of which Mr. Cherken is a trustee.

On October 17, 2019, Mr. Cherken received 37,150 Common Shares as an annuity payment from a Grantor Retained Annuity Trust of which Mr. Cherken is a beneficiary.

All such shares reported in this Item were received without consideration.

CUSIP NO. 917047102	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

As a director of the Company, Mr. Cherken is treated as a controlling person of the Company for purposes of this Statement.

Mr. Cherken acquired beneficial ownership of the Common Shares reported in Item 3 above as trustee of a trust that received such shares as a beneficiary of a Grantor Retained Annuity Trust and as a beneficiary of a Grantor Retained Annuity Trust. Mr. Cherken presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned.

8,732,932 Common Shares

(b)	Percent of Class.

8.9% (based on 97,976,815 Common Shares outstanding as of January 31, 2020, as provided by the issuer, plus 120,000 Common Shares subject to presently exercisable options)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 870,033

(ii)	shared power to vote or to direct the vote: 7,862,899

(iii)	sole power to dispose or to direct the disposition of: 712,800

(iv)	shared power to dispose or to direct the disposition of: 8,020,132

Mr. Cherken shares power to vote or to direct the vote of, and to dispose or direct the disposition of, a portion of the shares reported in c (ii) and (iv) above with Margaret A. Hayne, whose principal occupation is Chief Creative Officer of the Company and Chief Executive Officer of the Free People Brand, and whose principal business address is 5000 South Broad Street, Philadelphia, Pennsylvania 19112. Margaret A. Hayne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Margaret A. Hayne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a

CUSIP NO. 917047102	13D	Page 5 of 6 Pages

result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws. Margaret A. Hayne is a citizen of the United States of America.

Mr. Cherken shares power to vote or to direct the vote of, and to dispose or direct the disposition of, a portion of the shares reported in c (ii) and (iv) with David A. Hayne, President and Chief Digital Officer of the Company and President of Nuuly, whose principal business address is 5000 South Broad Street, Philadelphia, Pennsylvania 19112. David A. Hayne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). David A. Hayne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or finding any violation with respect to such laws. David A. Hayne is a citizen of the United States of America.

(d)

46,578 common shares being reported as beneficially owned by Mr. Cherken are held in two trusts, of which members of Mr. Cherken’s immediate family are among the beneficiaries. 8,020,132 Common Shares being reported as beneficially owned by Mr. Cherken are held in four other trusts, of which Mr. Cherken is co-trustee. None of such trusts hold more than five percent of the issuer’s common shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. Cherken and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions, of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP NO. 917047102	13D	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

/s/ Harry S. Cherken, Jr.
Harry S. Cherken, Jr.